Exhibit 99.14

Mark Kaufman
16, boulevard de la Princesse Charlotte
98000 Monaco

February 18, 2013

Members of the Board of Directors

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey  08054

United States of America.

Dear Members of the Board,

I am aware that you and your advisors are actively looking for a solution to address the problem of the Convertible Notes due 15th March 2013.

As I wrote in several public communications over the past two years, I have genuine confidence in the underlying potential of Central European Distribution Corporation (“CEDC” or the “Company”).  I believe CEDC could be an attractive opportunity for several financial or strategic investors under normalized circumstances.

At this critical stage, I wish to work with CEDC to sponsor a restructuring plan to put an end to CEDC’s balance sheet crisis (the “Plan”), and take an active role in the future turnaround of the Company.

As part of the Plan, I am ready to commit personal funds, immediately available in cash, of up to USD 75 million.

This investment would be conditioned on a global agreement with all constituencies involved, i.e., the holders of the Convertibles Notes due March 15, 2013, including Mr. Tariko and his affiliates, and the holders of the 2016 Senior Secured Notes.

The agreement would have to take into account the current market value of the 2013 Convertible Notes.

As part of the Plan, I am also ready to commit my professional experience on a full-time basis to participate in the turnaround of the Company and future value creation. In addition to me, there are other professionals, both in Russia and internationally, who would be able to complement the team to deliver a stronger business performance.

Should it be helpful, well-established Russian firms of high standing, specialized in distressed situations, and which have already expressed interest in CEDC, could also be invited to assist the management team in relation to specific aspects of the Company’s Russian operations.

With improved management, I believe that USD 150-175 million is a realistic EBIDTA target for 2015, excluding exceptional non-recurring items, with a further increase to USD 200 million in 2016-2017.

On that basis, the Plan would not contemplate any reduction in the principal of the 2016 Senior Secured Notes. I intend to initiate immediate discussions with the existing ad-hoc  committee of holders of the 2016 Secured Notes to inform them of my willingness to invest new capital as part of the Plan, and to progress towards a fair solution.

The Plan would include customary provisions for such types of arrangements.

Taking into account my thorough knowledge of the Company’s situation and of the constituencies involved, as well as my expertise in the Russian wine and spirits market, I believe an expeditious resolution of the situation is possible.

My advisors and I stand ready to hold working sessions with the Company as soon as possible.

Truly yours,

Mark Kaufman